U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                    NOTIFICATION OF LATE FILING

                             FORM 12b-25

Sec. File Number   0-9624               Cusip Number 460491 80 6

                         [Check One]
[ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [ X ] Form 10-Q
[ ] Form N-SAR
               For the Period Ended: March 31,1997

               [   ] Transition Report on Form 10-K
               [   ] Transition Report on Form 20-F
               [   ] Transition Report on Form 11-K
               [   ] Transition Report on Form 10-Q
               [   ] Transition Report on Form N-SAR
               For the Transition Period Ended  ________________
_____________________________________________________________________________
     Read Instructions (on back page) Before Preparing Form.
                    Please Print or Type
     Nothing in this form shall be constructed to imply that the
       Commission has verified any information contained herein
     If the notification relates to a portion of the filing checked above, identify the Item[s] to which the notification relates:


_____________________________________________________________________________
PART I - REGISTRANT INFORMATION
_____________________________________________________________________________

Full Name of Registrant  International Thoroughbred Breeders, Inc.

Former Name If Applicable

Address of Principal Executive Office (Street and Number)
     Haddonfield Road and Route 70

City, State and Zip Code      Cherry Hill, New Jersey 08034
_____________________________________________________________________________
PART II - RULES 12b-25[b] and [c]
_____________________________________________________________________________

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
         Rule 12-b-25[b], the following should be completed.

                    [Check box if appropriate]
        [a]  The reasons described in reasonable detail in Part
             III of this form could not be eliminated without
             unreasonable effort or expenses;
 [X]    [b]  The subject annual report, semi-annual report,
             transition report on From 10-K, Form 2-F, Form 11-K,
             Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        [c]  The accountant's statement or other exhibit required
             by Rule 12b-25[c] has been attached if applicable

_____________________________________________________________________________
PART III - NARRATIVE
_____________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within
the prescribed time period. {Attach Extra Sheet if Needed}    See Attached
_____________________________________________________________________________
PART IV - OTHER INFORMATION
_____________________________________________________________________________

   [1] Name and telephone number of person to contact in regard to this notification

         William Warner        609           488-3625
          [Name]            [Area Code]    [Telephone No.]

   [2]  Have all other periodic reports required under
        Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no,
        identify report[s]. [ X  ] Yes     [   ] No

   [3]  It is anticipated that any significant change in
        results of operations from the corresponding period
        for the last fiscal year will be reflected by the
        earnings statements to be included in the subject
        report or portion thereof?  [ X  ] Yes     [   ] No

        If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

____________________________________________________________________________
                    International Thoroughbred Breeders, Inc.
____________________________________________________________________________
                   [Name of Registrant as Specified in Charter]

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 14,  1997          By/s/William H. Warner
                             William H. Warner, Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION
        Intentional misstatements or omissions of fact constitute
             Federal Criminal Violation [See 18 U.S.C. 1001]
                       GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

               International Thoroughbred Breeders, Inc.

                           Form 12b-25

              Form 10-Q for Period Ended March  31, 1997

_____________________________________________________________________________
Part III - Narrative
_____________________________________________________________________________

Prior to the filing due date of Form 10-Q for the quarter ended March 31, 1997, the Company entered into major financial mortgage contracts that are required to be fully disclosed in this filing. The Directors and Chairman of the Board need time to review said documents and disclosures. As a result, the Registrant is unable to complete the preparation of the Form 10-Q report for filing by May 15, 1997.

_____________________________________________________________________________
Part IV - Other Information
_____________________________________________________________________________

(3) For the three and nine months ended March 31, 1996, the Registrant reported a net loss of ($1,151,532) and ($294,532) respectively. For the three and nine months ended March 31, 1997, the Registrant anticipates reporting a net loss of approximately ($1,600,000) and ($5,200,000), respectively, primarily as a result of increased costs associated with casino development projects and a write off of deposits associated with an option to purchase a parcel of land in Las Vegas.